[redacted]

14047519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 68148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG Pactual US Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601, Lexington Avenue, 57th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dayna Corlito (212) 293-4619
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernest & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, James Louis Olencki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTG Pactual US Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

AJA JAYNE RICHMOND
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6241256
Qualified in New York County
My Commission Expires May 16, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BTG Pactual US Capital, LLC
December 31, 2013
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
BTG Pactual US Capital, LLC

We have audited the accompanying statement of financial condition of BTG Pactual US Capital, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTG Pactual US Capital, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

February 28, 2014

BTG Pactual US Capital, LLC

Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets		
Cash and cash equivalents	$	95,196
Due from brokers, clearing organizations and others		104,422
Securities owned, at market value		4,223
Due from affiliates, net		1,569
Other assets		573
Total assets	$	205,983
Liabilities and member's equity		
Due to brokers, clearing organizations and others	$	20,129
Due to affiliates		5,772
Securities sold, but not yet purchased, at market value		3,762
Accounts payable and accrued expenses		19,944
		49,607
Member's equity:		
Member's capital		162,311
Accumulated losses		(5,935)
Total member's equity		156,376
Total liabilities and member's equity	$	205,983

See notes to the statement of financial condition.

1. Organization

BTG Pactual US Capital, LLC (the "Company" or "BTG") is incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company clears its agency U.S. securities through Pershing LLC and proprietary U.S. securities through Citigroup Global Markets Limited. With respect to non-U.S. securities, the Company primarily uses the services of an affiliated company, Banco BTG Pactual, to clear transactions in Brazil, and Citigroup Global Markets Limited or foreign affiliates to clear transactions in other Latin America countries. This is facilitated through a chaperoning agreement (Rule 15a-6 of the Securities Exchange Act of 1934). BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would itself have to utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates.

In addition to its brokerage activities, BTG also provides capital market services, either in the capacity of an underwriter or a placement agent, as well as financial advisory in mergers and acquisitions.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles ("US GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash and cash equivalents. Cash on deposits with financial institutions may, at times, exceed federal insurance limits. Cash and cash equivalents are primarily invested in money market funds. Fair value for cash invested in money market funds are based on quoted prices in active markets for identical securities and thus classified as Level 1 within U.S. GAAP's fair value hierarchy.

Fair Value

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value.

Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

The fair value of securities owned, and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

As of December 31, 2013, securities owned and securities sold, but not yet purchased are comprised of exchange-traded equities, for which fair value is determined based on quoted prices in active markets for identical securities and thus classified as Level 1 within US GAAP's fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Foreign Currencies

The accounts are prepared in U.S. dollars, which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are translated at the exchange rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the applicable year-end exchange rate.

As of December 31, 2013, the Company's exposure to foreign currencies (primarily Brazilian Real and, to a lesser extent, Mexican Peso) was as follows:

Assets:		
Cash and cash equivalents	$	783
Due from brokers, clearing organizations and others		3,474
Due from affiliates		1,303

Receivables and Payables to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations relating to open transactions, good faith and margin deposits, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions. The amounts receivable and payable from clearing organizations relating to open transactions are reported on a gross basis. The balance also includes payables to customers as it relates to customer fails to receive.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

At December 31, 2013, amounts receivable and payable to brokers, dealers and clearing organizations include:

	Receivables	Payables
Securities failed to deliver/receive	$ 9,916	$ 15,869
Customer failed to deliver/receive	7,498	1,545
Clearing organizations	83,630	2,715
Customer receivable/payable	3,378	–
Total	$ 104,422	$ 20,129

Income Taxes

The Company is a single member LLC, disregarded as a separate entity for tax purposes. In accordance with ASC 740, *Income Taxes*, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return should be allocated among the group members when those members issue separate financial statements.

Under the allocation method applied by BTG, net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the disregarded entity when those tax attributes are realized (or realizable) by the Parent, even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

In connection with the commissions earned on Brazilian stock trades and underwriting activities, the Company is subject to Brazilian withholding tax.

ASC 740 also provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

benefit to recognize in the financial statements. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. When applicable, the Parent accounts for interest and penalties as a component of income tax expense.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital greater than $250. At December 31, 2013, the Company had net capital of $49,309, which was $49,059 in excess of the minimum net capital required.

BTG clears and settles its US equity securities and certain other of its securities trades on a fully disclosed correspondent clearing basis with its clearing brokers, who have responsibility for recordkeeping and sending confirmations and statements to customers on behalf of the Company. BTG is not required under Rule 15c3-1 to record failed trades on its financial statements or take capital charges for aged failed trades related to this activity. For this activity,

BTG Pactual US is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) based on its clearing arrangements.

BTG is responsible for the clearing of a majority of its foreign securities trades with the assistance of its foreign affiliates under various chaperoning agreement consistent with Rule 15a-6. In accordance with the no-action letter dated April 9, 1997 interpreting SEC Rule 15a-6, clearance and settlement occurs through the direct transfer of funds and securities between the customer or its custodian and the foreign affiliates. Because the trade is settled DVP/RVP no customer securities or funds are held by BTG. However, as required by Rule 15a-6(a)(3), BTG is obliged to take any capital charges incurred by such transaction. As such, in the case of a failed trade, BTG records the contract value of the failed trade on its financial statements and, in the case of aged failed trades, BTG takes an appropriate capital charge as per Rule 15c3-1(C)(2)(ix) – in the case of a fail to deliver – and 15c3-1(C)(2)(iv)(E) in the case of a fail to receive. For these activities, the Company is exempt from Rule 15c3-3 pursuant to Rule15c3-3(k)(2)(i).

(In Thousands)

3. Regulatory Requirements (continued)

As a result of the aforementioned exemptions from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii), the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Accounts Payable and Accrued Expenses

At December 31, 2013, accounts payable and accrued expenses include:

Accrued compensation	$	17,714
Other accruals		2,230
Total	$	19,944

5. Income Taxes

At December 31, 2013, the deferred tax asset allocated to the Company of $335 was recorded within other assets in the statement of financial condition. The deferred tax asset consisted primarily of unrealized foreign exchange losses, deferred rent, depreciation and amortization. There were no deferred tax liabilities allocated to the Company as of December 31, 2013.

As of December 31, 2013, the Company determined that it had no uncertain tax positions, interest or penalties as defined within ASC 740-10.

The Company's income tax statute is open under the general three-year statute. The Company is not currently under any IRS, NYS or NYC examinations regarding income taxes.

6. Concentration of Credit Risk

At December 31, 2013, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a limited number of financial institutions, and cash equivalents, which are invested in money market funds. As of December 31, 2013, 7% of cash and cash equivalents are deposited with JP Morgan Chase Bank and N.A. – NY, 92% with an affiliated company, Banco BTG Pactual S.A. – Cayman Branch.

(In Thousands)

6. Concentration of Credit Risk (continued)

In addition, receivables from clearing organizations are concentrated in a limited number of financial institutions. As of December 31, 2013, 48% of such receivables are from Pershing LLC, and 32% from Citigroup Global Markets Limited.

7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Due to the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2013.

The Company agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2013, there were no amounts to be indemnified to the clearing broker for these customer accounts.

(In Thousands)

8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements. A summary of significant related party transactions included in the statement of financial condition as of December 31, 2013 are as follows:

Due from affiliates, net:			
Placement fees	Banco BTG Pactual S.A.	$	190
Referral fees	Banco BTG Pactual S.A. - Cayman Branch		108
Referral fees	Celfin Capital S.A. Corredores de Bolsa		908
Advisory fees	Celfin Capital Servicios Financieros S.A.		88
Commission receivable	BTG Pactual CTVM S.A.		124
Other			151
		$	1,569
Due to affiliates:			
Commission payable	BTG Pactual Europe LLP	$	900
Referral fees	BTG Pactual Europe LLP		216
Expense sharing	BTG Pactual Asset Management US, LLC		759
Income tax	BTG Pactual NY Corporation		3,779
Other			118
		$	5,772

On January 2, 2012, BTG Investments LP ("BTGI") executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTGI, unconditionally and irrevocably guarantees the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee agreement expired on January 2, 2014, however a new agreement was subsequently executed on February 17, 2014 that is valid for 24 months from such date.

9. Contingencies

The Company is not involved in any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's financial statements.

In the normal course of business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company

(In Thousands)

9. Contingencies (Continued)

believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, if any, and were subsequently settled had no material effect on the statement of financial condition as of that date.

10. Subsequent Events

ASC 855, *Subsequent Events*, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through February 28, 2014, the issuance date of the statement of financial condition.

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